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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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03011071

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50809

RECEIVED
FEB 28 2003
153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GRANITE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 EL CAMINO REAL, SUITE 220
(No. and Street)

SAN DIEGO,	CALIFORNIA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ALLISON D. DIAMOND, CHIEF FINANCIAL OFFICER (858) 509 – 8800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

CORADINO HICKEY & HANSON, A CPA CORPORATION
(Name – if individual, state last, first middle name)

4275 EXECUTIVE SQUARE, SUITE 200	LA JOLLA	CALIFORNIA	92037-1476
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison D. Diamond, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANITE FINANCIAL GROUP, INC., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Allison D. Diamond
(Title) Chief Financial Officer

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN DIEGO)

On this 27TH day of February in the year 2003, before me, Alice Mae Swiderski a Notary Public, State of California, duly commissioned and sworn, personally appeared Allison D. Diamond, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) ~~whose~~ name(s) are subscribed to the within instrument, and acknowledged to me that She he ______ executed the same in his/her/their authorized capacity~~(ies), and~~ that his/her/their signature(s) ~~on the~~ instrument the person(s), ~~or~~ the entity upon behalf of which the person~~(s) acted,~~ executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 12-26-04

ALICE MAE SWIDERSKI
Commission # 1288090
Notary Public - California
San Diego County
My Comm. Expires Dec 26, 2004

(Seal)

This report ** contains (check applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3.3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

CH &H CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

IA INTERNATIONAL
World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

INDEPENDENT AUDITORS' REPORT

Board of Directors
Granite Financial Group, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Granite Financial Group, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Granite Financial Group, Inc. as of December 31, 2002, and the results of their operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information (Financial and Operational Combined Uniform Single Report - Part II, and Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)) on pages 13, 14, and 15 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CORADINO HICKEY AND HANSON
A CPA CORPORATION

Bruce A. Hanson

Bruce A. Hanson, CPA

February 25, 2003

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 895,383
Receivable from clearing firm	145,297
Prepaid expenses and other receivables	44,568
Marketable securities held for investment	196,646
Clearing account deposit	150,000
Note receivable	51,939
Deferred income tax asset, net	25,000
Current portion of loans receivable	56,083
Total current assets	$ 1,564,916
FURNITURE, EQUIPMENT AND IMPROVEMENTS	
Computer equipment	$ 116,776
Furniture and fixtures	100,559
Leasehold improvements	122,150
	339,485
Less accumulated depreciation and amortization	(117,654)
	221,831
OTHER ASSETS	
Loans receivable - -employees (less current portion above)	90,000
Deposits	4,987
	94,987
	$ 1,881,734

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 165,175
Accrued expenses	174,766
Accrued litigation settlement	670,000
Total current liabilities	1,009,941
OTHER LIABILITIES—EMPLOYEE DEPOSIT	51,836
STOCKHOLDERS' EQUITY	819,957
	$ 1,881,734

See notes to financial statements.

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Private placement income	$ 2,373,275
Commissions	2,154,884
Gains (losses) on securities held for investment, net	418,278
Consulting income	40,437
Interest income	11,417
Other income	4,345
	5,002,636
EXPENSES	
Salaries, payroll taxes and benefits	2,820,198
Clearing firm charges	478,468
Information services	357,143
Occupancy and office expense	269,027
Consulting	75,314
Other general and administrative expenses	441,061
Loss on disposition of fixed assets	50,201
Communications	27,842
Regulatory fees and expenses	22,183
Margin interest expense	5,812
	4,547,249
Net income before provision for income taxes and extraordinary item	455,387
PROVISION (BENEFIT) FOR INCOME TAXES	
Current	271,000
Deferred	(80,000)
	191,000
Net income before extraordinary item	264,387
EXTRAORDINARY ITEM-litigation settlement (net of income tax benefit of $270,000)	(400,000)
Net loss	$ (135,613)

See notes to financial statements.

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Class A	Common Stock Class B	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE AT, December 31, 2001	$ 10,000	$ 500,000	$ 206,822	$ 51,503	$ 768,325
Contributions	-	-	187,245	-	187,245
Litigation settlement	-	(500,000)	500,000	-	-
Net loss for 2002	-	-	-	(135,613)	(135,613)
BALANCE AT, December 31, 2002	$ 10,000	$ -	$ 894,067	$ (84,110)	$ 819,957

See notes to financial statements.

GRANITE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (135,613)
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation and amortization	81,399
Deferred income taxes	(80,000)
Loss on disposition of equipment	50,201
Litigation settlement	670,000
Effect of changes in:	
Receivable from clearing firm	(1,515)
Prepaid expenses and other receivables	7,866
Marketable securities held for investment	173,357
Other assets	5,399
Accounts payable	(23,826)
Accrued expenses	(190,335)
Net cash provided by operating activities	556,933
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture, equipment and improvements	(58,929)
Issuance of note receivable	(51,939)
Issuance of loans receivable	(153,750)
Collection of loans receivable	63,334
Net cash used by investing activities	(201,284)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of employee deposits	(9,542)
Contributions to additional paid-in capital	187,245
Net cash provided by financing activities	177,703
Increase in cash and cash equivalents	533,352
CASH AND CASH EQUIVALENTS, beginning of year	362,031
CASH AND CASH EQUIVALENTS, end of year	$ 895,383

See notes to financial statements.

GRANITE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Granite Financial Group, Inc. (the "Company") a California Corporation, was formed on December 1, 1997. The Company is registered as an Introducing Broker-Dealer with the National Association of Securities Dealers, Inc. ("NASD") effective August 27, 1998.

The Company's activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions, market making, and institutional sales. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis. Profit and loss arising from securities transactions entered into for the account and risk of the Company are also recorded on a settlement-date basis.

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include PIPE ("Private Investments in Public Equities") transactions, merger and advisory activity and consulting and research. Fees for advisory services are recorded when earned and received. Investment banking management fees and related commissions are recorded at the time the transaction/underwriting is completed.

The Company considers all highly liquid investments such as money market funds with a maturity of three months or less at the date of acquisition to be "cash equivalents". The Company maintains its cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000, while securities accounts (such as money market funds) are protected by the Securities Investor Protection Corporation up to $500,000 with an additional $49,500,000 coverage through an independent insurer. At December 31, 2002 the Company's uninsured cash and cash equivalents balances totaled approximately $247,000.

Marketable securities are valued at market.

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts or loans is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and equipment are stated at cost. Depreciation is provided for using the straight-line basis over the estimated useful lives of the assets which are estimated to be five to seven years. Leasehold improvements are amortized to expense over the term of the lease. Depreciation and amortization expense charged to operations for the year ended December 31, 2002 was $81,399.

The employee deposit represents an amount the Company required from a specific employee to indemnify the Company for any and all trading losses caused by the employee's acts or omissions.

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is authorized to issue 1,000,000 shares of no par value Class A common stock of which 10,000 shares were issued and outstanding at December 31, 2002. The Company is also authorized to issue 1,000,000 shares of no par value nonvoting Class B common stock of which none were issued and outstanding at December 31, 2002.

Cash paid for interest on all Company debt was $5,812 for the year ended December 31, 2002.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is required under the provisions of the Securities and Exchange Act of 1934 Rule 15c3-1 to maintain the greater of a minimum net capital of at least $100,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2002, the Company's net capital was $272,364 and the Company's aggregate indebtedness was $1,030,103 or 378% of net capital.

3. RECEIVABLE FROM CLEARING FIRMS

Amounts receivable from clearing firms at December 31, 2002 consist of the following:

Commissions receivable from BNY Clearing Services, LLC	$ 145,297

4. MARKETABLE SECURITIES HELD FOR INVESTMENT

Marketable securities held for investment consist of publicly traded corporate stocks, which are as follows at December 31, 2002:

Marketable Securities Equity Securities	Shares	Market Value
Buckeye Technologies, Inc.	28,000	$ 172,200
Eresource Cap Group, Inc.	8,000	4,880
Eyemakers, Inc.	125,000	1,625
Ice Web, Inc.	20,000	1,600
20/20 Web Design	272,300	16,338
Network Plus Corp.	5,000	3
		$ 196,646

4. MARKETABLE SECURITIES HELD FOR INVESTMENT (Continued)

These securities are held for investment and are valued at market at December 31, 2002. Unrealized gains and losses resulting from increases or decreases in fair market value during the period the securities are held by the Company, along with realized gains and losses on securities sold during the year ending December 31 2002 are reflected on the statement of income. The marketable securities held at December 31, 2002 have no restrictions or other arrangements or conditions, which limit their marketability.

5. NOTE RECEIVABLE

The note receivable due from Western Pacific Capital Management is unsecured and bears interest at 8% per annum. Interest is payable in monthly installments of $100 with a final payment of all unpaid interest and principal on May 15, 2003.

6. LOANS RECEIVABLE—EMPLOYEES

The employee loans receivable are unsecured and are to be repaid annually based upon the employee's percentage of net fees determined by the Company. The total annual maximum repayment amounts for the employee loan receivables are limited to $56,083.

7. INCOME TAXES

Provision for income taxes has been estimated based upon the statutory rate of 8.84% for California Franchise tax and the effective Federal income tax rates. The provision for income taxes represents the estimated tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income tax assets, net of valuation allowances, and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates which are then applied to the periods in which the differences are expected to affect taxable income. A deferred tax asset of $25,000, net of a valuation allowance of approximately $4,000, is attributable primarily to unrealized losses on marketable securities held at December 31, 2002.

The amount of net cash payments for income taxes for the year ended December 31, 2002 was $10,803.

8. LEASE COMMITMENT

The Company currently leases office facilities under an operating lease agreement with L.F. Global Investments, LLC, which expires August 31, 2005. The current monthly rent is approximately $18,100. In addition, the Company is required to pay a prorata share of the utilities and expense for certain office

8. LEASE COMMITMENT (Continued)

equipment, which is included in expenses on the statement of income. Also, L.F. Global Investments, LLC reimburses the Company for shared expenditures including certain personnel, postage and information services, which are offset against the related expenses being reimbursed on the statement of income.

The Company has also entered into various noncancellable operating lease agreements for equipment and an automobile. As of December 31, 2002, aggregate monthly rent on these leases is approximately $1,500. The leases have expiration dates ranging from 2003 to 2004.

The total rent expense under non-cancelable operating leases charged to operations for the year ended December 31, 2002 was approximately $218,000 (net of month-to-month sublease income of approximately $55,000).

The estimated aggregate minimum annual rental commitments of the Company for all operating leases are as follows:

For The Years Ended December 31,	
2003	$ 246,330
2004	218,210
2005	144,656
Thereafter	-
	$ 609,196

9. RETIREMENT PLAN

The Company adopted a 401(K) Retirement Savings Plan effective January 1, 2002. Employees are eligible to participate upon reaching twenty-one years of age and after completing six months of service. Participants may contribute up to $11,000 of their compensation, subject to statutory limitations. The Company may make discretionary matching contributions as well as discretionary profit sharing contributions to the Plan. For the year ended December 31, 2002 the Company did not make any discretionary contributions to the Plan.

10. EXTRAORDINARY ITEM

On December 31, 2002 the Company and its majority stockholder entered into a mutual settlement and general release agreement with Darren J. Caris, the former Managing Director of Trading and former common stockholder. As part of the mutual settlement, Mr. Caris surrendered all his ownership in Granite Financial Group, Inc., which included 2,490 shares of Class A voting common stock and 5,000 shares of

10. EXTRAORDINARY ITEM (Continued)

Class B non-voting common stock. The Company agreed to pay $670,000 for the settlement and the 5,000 shares of Class B non-voting common stock. This resulted in an extraordinary loss of $400,000, net of an income tax benefit of $270,000 and a reclassification of $500,000 from Class B common stock to additional paid in capital. The majority stockholder is providing separate consideration for the 2,490 shares of Class A voting common stock. Subsequent to year-end, in January 2003, the Company paid their liability of $670,000 to Mr. Caris.

GRANITE FINANCIAL GROUP, INC.

SUPPLEMENTAL INFORMATION

GRANITE FINANCIAL GROUP, INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART II - COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$ 819,957
Total non-allowable assets	(494,408)
Net capital before haircuts on securities positions	325,549
Haircuts on securities:	
Trading and investment securities—other	(53,185)
Net capital	$ 272,364
Minimum net capital required (based on aggregate indebtedness)	$ 68,673
Minimum net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 172,364
Excess net capital at 1000%	$ 169,353
Total aggregate indebtedness	$ 1,030,103

GRANITE FINANCIAL GROUP, INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART II - EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2002

An exemption from Rule 15c 3-3 is claimed based on:

All customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

BNY Clearing Services, LLC SEC No. 8-32874 Product Code A

GRANITE FINANCIAL GROUP, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2002

Net capital as reported in Part II of the Company's FOCUS report at December 31, 2002	$ 444,862
Adjustment to net loss for extraordinary item-litigation settlement (net of income tax benefit of $270,000)	(400,000)
Adjustment to net loss for current income taxes	(186,197)
Adjustment for allowable net capital	500,000
Adjustment to allowable credits	(55,000)
Adjustments to allowable assets	(28,752)
Adjustment to haircuts on securities	(2,549)
Adjusted net capital	$ 272,364
Regulatory net capital, per audit	$ 272,364

GRANITE FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Granite Financial Group, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Granite Financial Group, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Granite Financial Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CORADINO HICKEY and HANSON
A CPA Corporation

Bruce A. Hanson

Bruce A. Hanson, CPA

February 25, 2003

CH
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